Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2015

 AEGON N.V.

Aegonplein 50

2591 TV  THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q2 2015, dated August 13, 2015, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 13, 2015	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President
Corporate Controller

Condensed Consolidated Interim Financial Statements

Q2 2015

AEGON

Transform Tomorrow

aegon.com

The Hague, August 13, 2015

Unaudited	1

Condensed consolidated income statement

EUR millions	Notes	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Premium income [1]	4	4,981	4,360	10,622	9,625
Investment income	5	2,262	2,140	4,360	4,088
Fee and commission income		626	487	1,208	953
Other revenues		7	2	9	3
Total revenues		7,877	6,989	16,199	14,669
Income from reinsurance ceded		788	744	1,474	1,443
Results from financial transactions	6	(7,179)	4,444	2,725	6,672
Other income		-	3	-	12
Total income		1,486	12,181	20,398	22,795

Benefits and expenses [1]	7	1,074	11,695	19,466	21,708
Impairment charges / (reversals)	8	(6)	8	7	16
Interest charges and related fees		75	65	183	182
Other charges		-	4	11	6
Total charges		1,143	11,772	19,667	21,912

Share in net result of joint ventures		32	14	61	20
Share in net result of associates		3	8	3	16
Income before tax		378	431	796	919
Income tax (expense) / benefit		(28)	(88)	(130)	(184)
Net income		350	343	666	735

Net income attributable to:
Equity holders of Aegon N.V.		350	343	666	735
Non-controlling interests		-	-	-	-

Earnings per share (EUR per share)	15
Basic earnings per common share		0.15	0.15	0.28	0.31
Basic earnings per common share B		-	-	0.01	0.01
Diluted earnings per common share		0.15	0.15	0.28	0.31
Diluted earnings per common share B		-	-	0.01	0.01

[1]	Premium income and Benefits and expenses as previously reported in Q1 2015 have been adjusted, refer to note 1 basis of presentation.

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Net income	350	343	666	735

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(1)	(2)	4	(2)
Remeasurements of defined benefit plans	894	(209)	267	(443)
Income tax relating to items that will not be reclassified	(240)	59	(81)	125

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(3,120)	1,493	(1,525)	3,312
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(148)	(207)	(280)	(319)
Changes in cash flow hedging reserve	(521)	182	37	380
Movement in foreign currency translation and net foreign investment hedging reserve	(456)	192	1,277	173
Equity movements of joint ventures	(5)	6	(2)	12
Equity movements of associates	(1)	7	(1)	6
Disposal of group assets	-	-	-	-
Income tax relating to items that may be reclassified	1,110	(408)	660	(988)
Other	1	(3)	4	(5)
Other comprehensive income for the period	(2,486)	1,110	359	2,252
Total comprehensive income/(loss)	(2,136)	1,453	1,025	2,987

Total comprehensive income/(loss) attributable to:
Equity holders of Aegon N.V.	(2,136)	1,453	1,025	2,988
Non-controlling interests	-	-	-	(1)

Unaudited	3

Condensed consolidated statement of financial position
		Jun. 30, 2015	Dec. 31, 2014
EUR millions	Notes

Assets
Intangible assets	9	2,216	2,073
Investments	10	158,956	153,653
Investments for account of policyholders	11	205,903	191,467
Derivatives	12	21,937	28,014
Investments in joint ventures		1,553	1,468
Investments in associates		256	140
Reinsurance assets		10,154	9,593
Deferred expenses	14	11,930	10,373
Assets held for sale	17	9,625	9,881
Other assets and receivables		7,400	7,628
Cash and cash equivalents		10,882	10,610
Total assets		440,812	424,902

Equity and liabilities
Shareholders’ equity		25,047	24,293
Other equity instruments		3,796	3,827
Issued capital and reserves attributable to equity holders of Aegon N.V.		28,844	28,120
Non-controlling interests		9	9
Group equity		28,853	28,129

Trust pass-through securities		152	143
Subordinated borrowings		755	747
Insurance contracts		119,085	111,927
Insurance contracts for account of policyholders		110,882	102,250
Investment contracts		17,043	15,359
Investment contracts for account of policyholders		97,551	91,849
Derivatives	12	20,666	26,048
Borrowings	16	14,335	14,158
Liabilities held for sale	17	7,881	7,810
Other liabilities		23,610	26,481
Total liabilities		411,959	396,772
Total equity and liabilities		440,812	424,902

4	Unaudited

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2015

At beginning of year	8,597	9,076	8,308	(1,611)	(77)	3,827	28,120	9	28,129

Net income recognized in the income statement	-	666	-	-	-	-	666	-	666

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	4	-	-	-	4	-	4
Remeasurements of defined benefit plans	-	-	-	267	-	-	267	-	267
Income tax relating to items that will not be reclassified	-	-	-	(81)	-	-	(81)	-	(81)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,525)	-	-	-	(1,525)	-	(1,525)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(280)	-	-	-	(280)	-	(280)
Changes in cash flow hedging reserve	-	-	37	-	-	-	37	-	37
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(81)	1,358	-	1,277	-	1,277
Equity movements of joint ventures	-	-	-	-	(2)	-	(2)	-	(2)
Equity movements of associates	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	687	-	(27)	-	660	-	660
Other	-	4	-	-	-	-	4	-	4
Total other comprehensive income	-	4	(1,078)	105	1,328	-	359	-	359
Total comprehensive income/ (loss) for 2015	-	670	(1,078)	105	1,328	-	1,025	-	1,025

Shares issued and withdrawn	1	-	-	-	-	-	1	-	1
Issuance and purchase of treasury shares	-	58	-	-	-	-	58	-	58
Dividends paid on common shares	(108)	(147)	-	-	-	-	(255)	-	(255)
Coupons on non-cumulative subordinated notes	-	(14)	-	-	-	-	(14)	-	(14)
Coupons on perpetual securities	-	(54)	-	-	-	-	(54)	-	(54)
Share options and incentive plans	-	(7)	-	-	-	(30)	(38)	-	(38)
At end of period	8,490	9,582	7,230	(1,506)	1,251	3,796	28,844	9	28,853

Six months ended June 30, 2014

At beginning of year	8,701	8,361	3,023	(706)	(1,778)	5,015	22,616	10	22,626

Net income recognized in the income statement	-	735	-	-	-	-	735	-	735

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(2)	-	-	-	(2)	-	(2)
Remeasurements of defined benefit plans	-	-	-	(443)	-	-	(443)	-	(443)
Income tax relating to items that will not be reclassified	-	-	1	125	-	-	125	-	125

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,312	-	-	-	3,312	-	3,312
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(319)	-	-	-	(319)	-	(319)
Changes in cash flow hedging reserve	-	-	380	-	-	-	380	-	380
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(10)	183	-	173	-	173
Equity movements of joint ventures	-	-	-	-	12	-	12	-	12
Equity movements of associates	-	-	-	-	6	-	6	-	6
Income tax relating to items that may be reclassified	-	-	(985)	-	(3)	-	(988)	-	(988)
Other	-	(4)	-	-	-	-	(4)	(1)	(5)
Total other comprehensive income	-	(4)	2,387	(328)	198	-	2,253	(1)	2,252
Total comprehensive income / (loss) for 2014	-	732	2,387	(328)	198	-	2,988	(1)	2,987

Issuance and purchase of treasury shares	-	(65)	-	-	-	-	(65)	-	(65)
Other equity instruments redeemed	-	15	-	-	-	(1,184)	(1,169)	-	(1,169)
Dividends paid on common shares	-	(138)	-	-	-	-	(138)	-	(138)
Coupons on non-cumulative subordinated notes	-	(11)	-	-	-	-	(11)	-	(11)
Coupons on perpetual securities	-	(72)	-	-	-	-	(72)	-	(72)
Share options and incentive plans	-	7	-	-	-	(20)	(13)	-	(13)
At end of period	8,701	8,830	5,410	(1,034)	(1,581)	3,811	24,136	9	24,144

[1]	For a breakdown of share capital please refer to note 15.
[2]	Issued capital and reserves attributable to equity holders of Aegon N.V.

Unaudited	5

Condensed consolidated cash flow statement
EUR millions	Q2 2015	Q2 2014

Cash flow from operating activities	368	1,566

Purchases and disposals of intangible assets	(21)	(18)
Purchases and disposals of equipment and other assets	(34)	(27)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	218	27
Cash flow from investing activities	162	(18)

Issuance and purchase of treasury shares	(53)	(38)
Dividends paid	(147)	(138)
Issuances, repurchases and coupons of perpetuals	(72)	(1,265)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(18)	(15)
Issuances and repayments of borrowings	(173)	1,777
Cash flow from financing activities	(463)	320

Net increase / (decrease) in cash and cash equivalents	67	1,868
Net cash and cash equivalents at January 1	10,649	5,652
Effects of changes in foreign exchange rates	202	34
Net cash and cash equivalents at end of period	10,918	7,554

Cash and cash equivalents	10,882	7,850
Cash and cash equivalents classified as Assets held for sale	45	-
Bank overdrafts classified as other liabilities	(9)	(296)
Net cash and cash equivalents	10,918	7,554

6	Unaudited

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its consolidated subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over twenty-five countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs approximately 28,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the period ended, June 30, 2015, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2014 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2014. Aegon’s Annual Report for 2014 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

Premium income and Benefits and expenses as previously reported in Q1 2015 have been adjusted as they were overstated by EUR 706 million. Q2 2015 YTD numbers presented in this report include this change. This adjustment had no effect on net income, shareholders’ equity or earnings per share as reported in any of these periods. The overstatement resulted from the conversion of certain contracts which were treated as new business instead of existing business.

The condensed consolidated interim financial statements as at, and for the period ended, June 30, 2015, were approved by the Executive Board on August 12, 2015.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2014 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2015:

t	IAS 19 Employee Benefits – Amendment Employee Contributions;
t	Annual improvements 2010-2012 Cycle; and
t	Annual improvements 2011-2013 Cycle.

Unaudited	7

None of these revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements as at and for the period ended June 30, 2015.

For a complete overview of IFRS standards, published before January 1, 2015, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2014.

Taxes

Taxes on income for the six months interim period, ending June 30, 2015, are accrued using the tax rate that would be applicable to expected total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2014.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
June 30, 2015	1	EUR	1.1142	0.7085
December 31, 2014	1	EUR	1.2101	0.7760

Weighted average exchange rates

			USD	GBP
Six months ended June 30, 2015	1	EUR	1.1162	0.7322
Six months ended June 30, 2014	1	EUR	1.3704	0.8212

3. Segment information

Aegon conducts its operations through five primary reporting segments:

1.	Aegon Americas: Covers business units in the United States, Canada, Brazil and Mexico, including any of the units’ activities located outside these countries;
2.	Aegon the Netherlands: Covers businesses operating in the Netherlands;
3.	Aegon UK: Covers businesses operating in the United Kingdom;
4.	New Markets: Covers businesses operating in Central & Eastern Europe; Asia, Spain and Portugal, as well as Aegon’s variable annuities activities in Europe and Aegon Asset Management that are aggregated as one reportable segment due to their respective size;
5.	Holding and other activities: Includes financing, employee and other administrative expenses of holding companies.

8	Unaudited

These segments are based on the business as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure underlying earnings before tax provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

Unaudited	9

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

10	Unaudited

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2015

Underlying earnings before tax geographically	358	136	34	62	(43)	1	549	-	549
Fair value items	(288)	(117)	(7)	(3)	123	-	(293)	(8)	(300)
Realized gains / (losses) on investments	(25)	101	54	4	-	-	134	(3)	131
Impairment charges	(14)	(3)	-	1	-	-	(17)	-	(17)
Impairment reversals	23	1	-	-	-	-	23	-	23
Other income / (charges)	-	-	(11)	-	-	-	(11)	-	(11)
Run-off businesses	3	-	-	-	-	-	3	-	3
Income/ (loss) before tax	55	117	70	63	81	1	389	(11)	378
Income tax (expense) / benefit	26	(26)	5	(24)	(20)	-	(39)	11	(28)
Net income/ (loss)	82	91	75	39	61	1	350	-	350
Inter-segment underlying earnings	(56)	(15)	(16)	84	3

Revenues
Life insurance gross premiums	1,750	367	1,520	615	2	(27)	4,228	(100)	4,128
Accident and health insurance	583	37	12	36	2	(2)	668	(1)	667
General insurance	-	147	-	60	-	-	207	(20)	187
Total gross premiums	2,334	552	1,532	711	4	(29)	5,103	(121)	4,981
Investment income	917	596	691	25	98	(97)	2,229	33	2,262
Fee and commission income	444	87	9	208	-	(70)	678	(52)	626
Other revenues	7	-	-	3	1	-	11	(4)	7
Total revenues	3,701	1,235	2,232	946	102	(196)	8,021	(144)	7,877
Inter-segment revenues	6	1	-	90	100

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2014

Underlying earnings before tax geographically	331	131	32	62	(42)	-	514	-	514
Fair value items	(118)	(132)	(13)	1	-	-	(263)	1	(262)
Realized gains / (losses) on investments	51	47	97	2	-	-	198	(1)	197
Impairment charges	(6)	(5)	-	(15)	-	-	(26)	-	(26)
Impairment reversals	21	2	-	-	-	-	23	-	23
Other income / (charges)	(11)	(5)	2	1	(1)	-	(14)	(1)	(15)
Run-off businesses	(1)	-	-	-	-	-	(1)	-	(1)
Income/ (loss) before tax	268	39	117	51	(43)	-	432	(1)	431
Income tax (expense) / benefit	(51)	(7)	(27)	(16)	13	-	(88)	1	(88)
Net income/ (loss)	216	32	90	35	(30)	-	343	-	343
Inter-segment underlying earnings	(42)	(15)	(14)	65	6

Revenues
Life insurance gross premiums	1,538	540	1,171	486	(1)	(18)	3,716	(88)	3,628
Accident and health insurance	454	39	14	35	1	(1)	542	(1)	541
General insurance	-	154	-	56	-	-	211	(20)	191
Total gross premiums	1,991	734	1,186	577	-	(20)	4,469	(109)	4,360
Investment income	798	684	608	60	80	(79)	2,151	(10)	2,140
Fee and commission income	328	80	10	148	-	(56)	509	(22)	487
Other revenues	-	-	-	-	1	-	2	-	2
Total revenues	3,118	1,498	1,803	785	82	(155)	7,131	(142)	6,989
Inter-segment revenues	4	-	-	71	80

Unaudited	11

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax geographically	648	267	72	113	(83)	(1)	1,018	3	1,020
Fair value items	(379)	34	(30)	(8)	(69)	-	(451)	(16)	(467)
Realized gains / (losses) on investments	(54)	241	56	9	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	(1)	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	-	(11)	-	(11)
Run-off businesses	11	-	-	-	-	-	11	-	11
Income/ (loss) before tax	230	513	109	114	(152)	(1)	814	(18)	796
Income tax (expense) / benefit	(4)	(118)	(16)	(46)	37	-	(148)	18	(130)
Net income/ (loss)	226	395	93	67	(115)	(1)	666	-	666
Inter-segment underlying earnings	(110)	(27)	(33)	164	6

Revenues
Life insurance gross premiums [1]	3,443	1,413	2,890	1,372	2	(51)	9,069	(219)	8,851
Accident and health insurance	1,135	166	25	96	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	122	-	-	401	(39)	362
Total gross premiums	4,578	1,858	2,915	1,590	5	(54)	10,892	(270)	10,622
Investment income	1,826	1,185	1,235	142	192	(192)	4,388	(28)	4,360
Fee and commission income	849	172	21	403	-	(138)	1,307	(100)	1,208
Other revenues	7	-	-	4	2	-	14	(5)	9
Total revenues	7,260	3,216	4,171	2,139	199	(384)	16,601	(402)	16,199
Inter-segment revenues	12	1	-	176	195

[1]	Life insurance gross premiums as previously reported in Q1 2015 have been adjusted, refer to note 1 basis of presentation.

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2014

Underlying earnings before tax geographically	633	259	58	123	(63)	1	1,012	(8)	1,004
Fair value items	(167)	(167)	(16)	8	(36)	-	(379)	5	(373)
Realized gains / (losses) on investments	60	131	113	4	-	-	308	(1)	306
Impairment charges	(12)	(9)	-	(24)	-	-	(45)	-	(45)
Impairment reversals	31	4	-	-	-	-	35	-	35
Other income / (charges)	(8)	(8)	(2)	(1)	(1)	-	(20)	(1)	(21)
Run-off businesses	13	-	-	-	-	-	13	-	13
Income/ (loss) before tax	550	211	154	109	(101)	1	924	(5)	919
Income tax (expense) / benefit	(115)	(35)	(36)	(32)	29	-	(189)	5	(184)
Net income/ (loss)	435	175	118	77	(71)	1	735	-	735
Inter-segment underlying earnings	(83)	(29)	(28)	130	10

Revenues
Life insurance gross premiums	3,026	2,039	2,391	859	1	(36)	8,280	(173)	8,107
Accident and health insurance	871	170	29	90	2	(2)	1,160	(9)	1,151
General insurance	-	290	-	114	-	-	404	(38)	367
Total gross premiums	3,897	2,498	2,420	1,064	3	(38)	9,844	(220)	9,625
Investment income	1,601	1,320	1,072	113	158	(156)	4,108	(20)	4,088
Fee and commission income	641	158	20	290	-	(113)	995	(42)	953
Other revenues	1	-	-	1	2	-	4	(1)	3
Total revenues	6,140	3,976	3,512	1,468	163	(308)	14,952	(283)	14,669
Inter-segment revenues	8	-	-	141	159

12	Unaudited

3.2 Investments geographically

Amounts included in the tables on investments geographically are presented on an IFRS basis.

					EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	June 30, 2015	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
739	108	Shares	663	153	153	49	130	(1)	1,148
73,175	9,612	Debt securities	65,675	23,612	13,566	5,026	-	-	107,878
10,729	-	Loans	9,629	27,787	-	446	78	-	37,941
10,286	289	Other financial assets	9,231	346	408	27	99	-	10,110
846	-	Investments in real estate	759	1,118	-	2	-	-	1,879
95,774	10,009	Investments general account	85,957	53,016	14,128	5,549	307	(1)	158,956
-	12,981	Shares	-	9,225	18,322	283	-	(10)	27,821
5,500	9,269	Debt securities	4,936	18,101	13,083	217	-	-	36,338
107,490	23,123	Unconsolidated investment funds	96,473	-	32,637	6,891	-	-	136,000
25	2,893	Other financial assets	22	374	4,083	19	-	-	4,499
-	882	Investments in real estate	-	-	1,245	-	-	-	1,245
113,015	49,149	Investments for account of policyholders	101,431	27,700	69,371	7,410	-	(10)	205,903

208,788	59,159	Investments on balance sheet	187,389	80,716	83,498	12,960	307	(11)	364,859
175,691	540	Off balance sheet investments third parties	157,684	831	762	120,881	-	-	280,158
384,480	59,698	Total revenue generating investments	345,072	81,547	84,260	133,841	307	(11)	645,017

		Investments
79,419	9,800	Available-for-sale	71,279	22,779	13,832	5,021	18	-	112,930
10,729	-	Loans	9,629	27,787	-	446	78	-	37,941
117,795	48,476	Financial assets at fair value through profit or loss	105,721	29,031	68,421	7,490	211	(11)	210,864
846	882	Investments in real estate	759	1,118	1,245	2	-	-	3,124
208,788	59,159	Total investments on balance sheet	187,389	80,716	83,498	12,960	307	(11)	364,859

10	-	Investments in joint ventures	9	803	-	739	2	-	1,553
98	17	Investments in associates	88	21	24	122	-	-	256
38,930	4,751	Other assets	34,940	29,346	6,706	4,341	35,585	(36,774)	74,144
247,827	63,927	Consolidated total assets	222,426	110,887	90,229	18,161	35,894	(36,785)	440,812

					EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	December 31, 2014	Americas	The Netherlands	United Kingdom	New Markets	Holding & Other activities	Eliminations	Total EUR
		Investments
770	150	Shares	636	161	193	28	105	(1)	1,122
76,393	9,832	Debt securities	63,130	23,250	12,670	4,274	-	-	103,324
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
11,914	267	Other financial assets	9,845	366	344	16	107	-	10,678
873	-	Investments in real estate	721	1,069	-	2	-	-	1,792
101,067	10,249	Investments general account	83,519	51,898	13,208	4,806	224	(1)	153,653
-	13,287	Shares	-	9,487	17,122	420	-	(10)	27,019
5,549	10,026	Debt securities	4,585	19,320	12,920	244	-	-	37,070
104,704	22,769	Unconsolidated investment funds	86,525	-	29,341	6,293	-	-	122,159
34	2,851	Other financial assets	28	401	3,674	13	-	-	4,117
-	855	Investments in real estate	-	-	1,101	-	-	-	1,101
110,287	49,788	Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467

211,353	60,037	Investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121
168,561	443	Off balance sheet investments third parties	139,295	868	570	72,474	-	-	213,208
379,914	60,479	Total revenue generating investments	313,953	81,974	77,937	84,251	224	(11)	558,328

		Investments
84,527	9,998	Available-for-sale	69,851	23,197	12,884	4,284	12	-	110,229
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
114,836	49,184	Financial assets at fair value through profit or loss	94,898	29,788	63,381	7,005	200	(11)	195,261
873	855	Investments in real estate	721	1,069	1,101	2	-	-	2,893
211,353	60,037	Total investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121

11	-	Investments in joint ventures	9	789	-	670	1	-	1,468
110	18	Investments in associates	91	19	24	6	-	-	140
39,994	4,740	Other assets	33,050	34,737	6,108	4,067	36,785	(36,574)	78,172
251,468	64,795	Consolidated total assets	207,808	116,652	83,498	16,519	37,010	(36,586)	424,902

Unaudited	13

4. Premium income and premiums paid to reinsurers

EUR millions	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Gross
Life	4,128	3,628	8,851	8,107
Non-Life	853	732	1,771	1,518
Total	4,981	4,360	10,622	9,625

Reinsurance [1]
Life	678	675	1,298	1,319
Non-Life	69	74	138	152
Total	747	749	1,436	1,471

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement.

5. Investment income

EUR millions	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Interest income	1,776	1,682	3,538	3,379
Dividend income	453	421	754	642
Rental income	33	37	68	67
Total investment income	2,262	2,140	4,360	4,088

Investment income related to general account	1,528	1,406	3,032	2,801
Investment income for account of policyholders	735	734	1,328	1,287
Total	2,262	2,140	4,360	4,088

6. Results from financial transactions

EUR millions	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Net fair value change of general account financial investments at FVTPL other than derivatives	(23)	92	48	161
Realized gains /(losses) on financial investments	131	198	268	307
Gains /(losses) on investments in real estate	7	(9)	17	(14)
Net fair value change of derivatives	(2,023)	247	(617)	336
Net fair value change on for account of policyholder financial assets at FVTPL	(5,289)	3,921	3,011	5,867
Net fair value change on investments in real estate for account of policyholders	6	21	14	28
Net foreign currency gains /(losses)	(6)	(18)	(28)	(12)
Net fair value change on borrowings and other financial liabilities	17	(11)	12	(4)
Realized gains /(losses) on repurchased debt	1	3	1	3
Total	(7,179)	4,444	2,725	6,672

The decrease of the net fair value change on for account of policyholder financial assets at FVTPL in Q2 2015 compared to Q2 2014 is mainly driven by interest rates and equity markets movements. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 7 - Benefits and expenses.

14	Unaudited

7. Benefits and expenses

EUR millions	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Claims and benefits	235	11,006	17,867	20,338
Employee expenses	563	506	1,125	982
Administration expenses	315	276	612	552
Deferred expenses	(382)	(339)	(795)	(656)
Amortization charges	343	246	657	493
Total	1,074	11,695	19,466	21,708

Claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied, and the change in valuation of liabilities for insurance and investment contracts. In addition, commissions and expenses and premiums paid to reinsurers are included. Claims and benefits fluctuate mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6) of EUR 5,289 negative (2014 Q2: EUR 3,921 positive).

8. Impairment charges/(reversals)

EUR millions	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	17	28	35	49
Impairment reversals on financial assets, excluding receivables [1]	(23)	(23)	(28)	(35)
Impairment charges / (reversals) on non-financial assets and receivables	-	3	1	1
Total	(6)	8	7	16

Impairment charges on financial assets, excluding receivables, from:
Shares	-	2	2	3
Debt securities and money market instruments	14	7	17	12
Loans	3	19	15	35
Total	17	28	35	49

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(22)	(20)	(24)	(29)
Loans	(2)	(3)	(4)	(5)
Total	(23)	(23)	(28)	(35)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

Unaudited	15

9. Intangible assets

EUR millions	Jun. 30, 2015	Dec. 31, 2014

Goodwill	228	216
VOBA	1,653	1,546
Future servicing rights	267	255
Software	58	50
Other	10	5
Total intangible assets	2,216	2,073

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in exchange rates.

10. Investments

EUR millions	Jun. 30, 2015	Dec. 31, 2014

Available-for-sale (AFS)	112,930	110,229
Loans	37,941	36,738
Financial assets at fair value through profit or loss (FVTPL)	6,206	4,895
Financial assets, for general account, excluding derivatives	157,077	151,862
Investments in real estate	1,879	1,792
Total investments for general account, excluding derivatives	158,956	153,653

Total financial assets, excluding derivatives
	AFS	FVTPL	Loans	Total

Shares	636	512	-	1,148
Debt securities	105,182	2,696	-	107,878
Money market and other short-term investments	5,795	553	-	6,348
Mortgages loans	-	-	32,839	32,839
Private loans	-	-	2,626	2,626
Deposits with financial institutions	-	-	105	105
Policy loans	-	-	2,166	2,166
Other	1,317	2,445	206	3,968
June 30, 2015	112,930	6,206	37,941	157,077

	AFS	FVTPL	Loans	Total

Shares	623	499	-	1,122
Debt securities	101,498	1,826	-	103,324
Money market and other short-term investments	6,799	500	-	7,299
Mortgages loans	-	-	32,164	32,164
Private loans	-	-	2,058	2,058
Deposits with financial institutions	-	-	349	349
Policy loans	-	-	2,028	2,028
Other	1,310	2,070	139	3,519
December 31, 2014	110,229	4,895	36,738	151,862

16	Unaudited

11. Investments for account of policyholders

EUR millions	Jun. 30, 2015	Dec. 31, 2014
Shares	27,821	27,019
Debt securities	36,338	37,070
Money market and short-term investments	1,684	795
Deposits with financial institutions	2,431	2,908
Unconsolidated investment funds	136,000	122,159
Other	384	415
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	204,658	190,366
Investment in real estate	1,245	1,101
Total investments for account of policyholders	205,903	191,467

12. Derivatives

The movements in derivative balances mainly result from changes in interest rates and other market movements during the period.

13. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at June 30, 2015

Financial assets carried at fair value
Available-for-sale investments
Shares	22	314	300	636
Debt securities	28,203	72,848	4,131	105,182
Money markets and other short-term instruments	-	5,795	-	5,795
Other investments at fair value	33	348	936	1,317
Total Available-for-sale investments	28,258	79,305	5,368	112,930

Fair value through profit or loss
Shares	263	249	-	512
Debt securities	17	2,671	8	2,696
Money markets and other short-term instruments	81	472	-	553
Other investments at fair value	2	1,245	1,198	2,445
Investments for account of policyholders [1]	124,158	78,787	1,713	204,658
Derivatives	40	21,722	175	21,937
Total Fair value through profit or loss	124,560	105,147	3,095	232,801
Total financial assets at fair value	152,818	184,452	8,462	345,732

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	17,440	23,885	156	41,481
Borrowings [3]	-	601	-	601
Derivatives	17	18,015	2,634	20,666
Total financial liabilities at fair value	17,457	42,501	2,790	62,748

Unaudited	17

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at December 31, 2014

Financial assets carried at fair value
Available-for-sale investments
Shares	26	316	280	623
Debt securities	27,491	70,203	3,803	101,497
Money markets and other short-term instruments	-	6,799	-	6,799
Other investments at fair value	31	345	934	1,310
Total Available-for-sale investments	27,548	77,662	5,018	110,229

Fair value through profit or loss
Shares	217	282	-	499
Debt securities	48	1,761	17	1,826
Money markets and other short-term instruments	95	405	-	500
Other investments at fair value	1	832	1,237	2,070
Investments for account of policyholders [1]	114,490	73,919	1,956	190,366
Derivatives	52	27,642	320	28,014
Total Fair value through profit or loss	114,903	104,842	3,530	223,275
Total financial assets at fair value	142,451	182,504	8,548	333,503

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	15,371	22,683	165	38,220
Borrowings [3]	-	571	-	571
Derivatives	31	23,007	3,010	26,048
Total financial liabilities at fair value	15,403	46,261	3,175	64,839

[1]	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the period ended June 30, 2015.

Fair value transfers
EUR millions	YTD 2015		Full Year 2014
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Available-for-sale investments
Debt securities	8	39	-	45
Total	8	39	-	45

Fair value through profit or loss
Shares	-	39	-	-
Investments for account of policyholders	-	196	163	1
Total	-	235	163	1
Total financial assets at fair value	8	274	163	46

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

18	Unaudited

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2015	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2015 [3]
Financial assets carried at fair value available-for-sale investments
Shares	280	9	12	36	(49)	-	12	-	-	-	300	-
Debt securities	3,803	(4)	33	542	(161)	(76)	165	-	110	(281)	4,131	-
Other investments at fair value	934	(76)	(1)	55	(41)	(13)	78	-	-	-	936	-
	5,018	(71)	44	633	(251)	(89)	255	-	110	(281)	5,368	-

Fair value through profit or loss
Debt securities	17	-	-	-	-	-	1	-	-	(9)	8	-
Other investments at fair value	1,237	1	-	72	(194)	-	106	-	74	(97)	1,198	3
Investments for account of policyholders	1,956	104	-	193	(544)	-	41	-	-	(36)	1,713	86
Derivatives	320	(210)	-	-	48	-	18	-	-	-	175	(211)
	3,530	(105)	-	264	(691)	-	166	-	74	(143)	3,095	(121)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	165	5	-	9	(29)	-	11	-	-	(5)	156	4
Derivatives	3,010	(480)	-	-	5	-	98	-	-	-	2,634	(480)
	3,175	(475)	-	9	(24)	-	110	-	-	(5)	2,790	(476)

EUR millions	January 1, 2014	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2014	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2014 [3]
Financial assets carried at fair value available-for-sale investments
Shares	322	36	(14)	29	(101)	-	1	-	-	(1)	271	-
Debt securities	3,162	13	79	665	(157)	(95)	12	-	123	(503)	3,299	-
Other investments at fair value	826	(51)	(12)	72	(29)	(4)	5	-	17	-	824	-
	4,310	(2)	53	765	(287)	(99)	18	-	140	(503)	4,395	-

Fair value through profit or loss
Debt securities	17	1	-	20	-	(9)	-	-	-	-	30	2
Other investments at fair value	1,217	49	-	16	(145)	-	8	-	64	(14)	1,195	49
Investments for account of policyholders	1,989	45	-	224	(258)	-	9	-	98	(161)	1,947	42
Derivatives	328	(62)	-	-	(14)	-	4	44	-	-	299	(79)
	3,552	33	-	261	(417)	(9)	20	44	162	(175)	3,471	14

Financial liabilities carried at fair value
Investment contracts for account of policyholders	114	2	-	-	-	-	1	-	-	-	117	2
Derivatives	1,431	421	-	-	16	-	1	44	-	-	1,913	412
	1,545	423	-	-	16	-	2	44	-	-	2,030	414

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first six months of 2015, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 184 million (full year 2014: EUR 485 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first six months of 2015, Aegon transferred EUR 429 million (full year 2014: EUR 712 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Unaudited	19

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount June 30, 2015	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	159	Broker quote	n.a.	n.a.
	141	Other	n.a.	n.a.
	300

Debt securities
	3,548	Broker quote	n.a.	n.a.
	214	Discounted cash flow	Credit spread	1.65% - 3.46% (2.69%)
	369	Other	n.a.	n.a.
	4,131
Other investments at fair value
Tax credit investments	777	Discounted cash flow	Discount rate	8.44%
Investment funds	112	Net asset value	n.a.	n.a.
Other	47	Other	n.a.	n.a.
June 30, 2015	936

Fair value through profit or loss
Debt securities	8	Other	n.a.	n.a.
	8

Other investments at fair value
Investment funds	1,192	Net asset value	n.a.	n.a.
Other	7	Other	n.a.	n.a.
	1,198

Derivatives [3]
Longevity swap	104	Discounted cash flow	Mortality	n.a.
Other	(36)	Other	n.a.	n.a.
June 30, 2015	68

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	2,431	Discounted cash flow	Credit spread	0.30% - 0.35% (0.32%)
Other	203	Other	n.a.	n.a.
Total financial liabilities at fair value	2,634
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.
[3]

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 107 million.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2014. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

20	Unaudited

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 117 million (December 31, 2014: EUR 107 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 2.69% (December 31, 2014: 2.67%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 8.4% (December 31, 2014: 8.5%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Unaudited	21

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.32% (December 31, 2014: 0.30%).

22	Unaudited

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement as reported in the 2014 consolidated financial statements of Aegon has not changed significantly as per June 30, 2015.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2015	Total estimated fair value June 30, 2015	Carrying amount December 31, 2014	Total estimated fair value December 31, 2014

Assets
Mortgage loans - held at amortized cost	32,839	36,646	32,164	36,692
Private loans - held at amortized cost	2,626	2,914	2,058	2,454
Other loans - held at amortized cost	2,477	2,477	2,516	2,516

Liabilities
Trust pass-through securities - held at amortized cost	152	138	143	139
Subordinated borrowings - held at amortized cost	755	829	747	828
Borrowings – held at amortized cost	13,734	14,107	13,588	14,056
Investment contracts - held at amortized cost	16,720	17,234	14,985	15,492

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

14. Deferred expenses

EUR millions	Jun. 30, 2015	Dec. 31, 2014

DPAC for insurance contracts and investment contracts with discretionary participation features	11,030	9,523
Deferred cost of reinsurance	445	441
Deferred transaction costs for investment management services	455	409
Total deferred expenses	11,930	10,373

Unaudited	23

15. Share capital

EUR millions	Jun. 30, 2015	Dec. 31, 2014

Share capital - par value	328	327
Share premium	8,162	8,270
Total share capital	8,490	8,597

Share capital - par value
Balance at January 1	327	325
Share dividend	-	2
Balance	328	327

Share premium
Balance at January 1	8,270	8,375
Share dividend	(108)	(106)
Balance	8,162	8,270

Basic and diluted earnings per share

EUR millions	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Earnings per share (EUR per share)
Basic earnings per common share	0.15	0.15	0.28	0.31
Basic earnings per common share B	-	-	0.01	0.01
Diluted earnings per common share	0.15	0.15	0.28	0.31
Diluted earnings per common share B	-	-	0.01	0.01

Earnings per share calculation
Net income attributable to equity holders of Aegon N.V.	350	343	666	735
Coupons on other equity instruments	(31)	(37)	(68)	(83)
Earnings attributable to common shares and common shares B	318	306	598	652

Earnings attributable to common shareholders	316	304	594	(647)
Earnings attributable to common shareholders B	2	2	4	4

Weighted average number of common shares outstanding (in millions)	2,098	2,093	2,097	2,092
Weighted average number of common shares B outstanding (in millions)	583	580	582	579

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During the six months ended June 30, 2015 and during 2014, the average share price did not exceed the exercise price of these options. As a result, diluted earnings per share do not differ from basic earnings per share.

Dividend

The Annual General Meeting of Shareholders on May 20, 2015, approved a final dividend for 2014 of EUR 0.12 per common share payable in either cash or stock related to the second half of 2014, paid in the first half of 2015. This results in a total dividend for the financial year 2014 of EUR 0.23 per common share. The cash dividend amounted to EUR 0.12 per common share, the stock dividend amounted to one new Aegon common share for every 55 common shares held. The stock dividend and cash dividend are approximately equal in value.

Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. 42% of shareholders elected to receive the stock dividend. The remaining 58% opted for cash dividend. The average share price calculated on this basis amounted to EUR 6.62. The stock dividend and the cash dividend are approximately equal in value.

24	Unaudited

Aegon executed a share buyback program to repurchase 16,279,933 common shares. Between June 17, 2015, and July 14, 2015, these common shares were repurchased at an average price of EUR 6.63 per share. This program neutralized the dilutive effect of the 2014 final dividend paid in shares. The repurchased shares will be held as treasury shares and will be used to cover future stock dividends.

At June 30, 2015, Aegon had repurchased 8,062,402 common shares at an average price of EUR 6.64. The liability for the repurchase of the remaining 8,217,531 shares, valued at the closing share price of EUR 6.59 at June 30, 2015, amounted to EUR 54 million.

16. Borrowings

EUR millions	Jun. 30, 2015	Dec. 31, 2014

Capital funding	2,482	2,338
Operational funding	11,853	11,821
Total borrowings	14,335	14,158

Included in borrowings is EUR 601 million relating to borrowings measured at fair value (December 31, 2014: EUR 571 million).

Operational funding

During the first six months of 2015, Aegon redeemed EUR 1,500 million ECB LTRO with a floating coupon. On February 26, 2015, Aegon borrowed EUR 1,000 million under a new ECB LTRO program with a short-term life with a coupon of 0.05% (5bp).

17. Assets and liabilities held for sale

Canada

On October 15, 2014, Aegon reached an agreement to sell its Canadian operations for a total consideration of CAD 600 million (EUR 417 million). The transaction was closed on July 31, 2015 after obtaining regulatory approval. At June 30, 2015, the Canadian operations of Aegon continued to be classified as a disposal group held for sale. The sale resulted in a book loss (excluding valuation reserves) of approximately EUR 760 million, that will be recognized as a result on disposal in the third quarter.

The Canadian operations are included in the Americas segment (note 3).

La Mondiale Participations

La Mondiale Participations was classified as held for sale per December 31, 2014. On March 3, 2015, Aegon completed the sale and therefore La Mondiale Participations is no longer reported as held for sale.

Unaudited	25

The table below presents the major types of assets and liabilities included in assets and liabilities classified as held for sale on the consolidated statement of financial position.

Statement of financial position entities held for sale
	Jun. 30, 2015	Dec. 31, 2014
EUR millions

Assets
Intangible assets	205	203
Investments	5,700	5,646
Investments for account of policyholders	1,508	1,496
Investments in associates	-	347
Reinsurance assets	1,022	1,015
Deferred expenses	863	853
Other assets and receivables	281	278
Cash and cash equivalents	45	43
Total assets	9,625	9,881

Insurance contracts	5,184	5,136
Insurance contracts for account of policyholders	1,385	1,375
Investment contracts	57	57
Investment contracts for account of policyholders	123	122
Derivatives	35	35
Other liabilities	1,097	1,086
Total liabilities	7,881	7,810

As of June 30, 2015, there are EUR 481 million of unrealized gains relating to non-current assets and disposal groups classified as held for sale included in other comprehensive income (December 31, 2014: EUR 477 million).

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels. Reference is made to the annual report 2014, note 3 Critical accounting estimates and judgement in applying accounting policies, for more details on the fair value hierarchy.

26	Unaudited

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at June 30, 2015

Financial assets carried at fair value
Available-for-sale investments
Debt securities	1,721	2,193	63	3,976
Money markets and other short-term instruments	-	162	-	162
Other investments at fair value	-	-	1	1
Total Available-for-sale investments	1,721	2,354	64	4,140

Fair value through profit or loss
Shares	1,051	-	-	1,051
Debt securities	50	26	-	76
Money markets and other short-term instruments	-	315	-	315
Investments for account of policyholders	1,508	-	-	1,508
Total Fair value through profit or loss	2,609	341	-	2,950
Total financial assets at fair value	4,330	2,696	64	7,090

Financial liabilities carried at fair value
Investment contracts for account of policyholders	123	-	-	123
Derivatives	-	1	34	35
Total financial liabilities at fair value	123	1	34	157

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at December 31, 2014

Financial assets carried at fair value
Available-for-sale investments
Debt securities	1,706	2,168	62	3,937
Money markets and other short-term instruments	-	159	-	159
Other investments at fair value	-	-	1	1
Total Available-for-sale investments	1,706	2,328	63	4,097

Fair value through profit or loss
Shares	1,043	-	-	1,043
Debt securities	50	26	-	75
Money markets and other short-term instruments	-	313	-	313
Investments for account of policyholders	1,496	-	-	1,496
Total Fair value through profit or loss	2,589	339	-	2,928
Total financial assets at fair value	4,295	2,666	63	7,025

Financial liabilities carried at fair value
Investment contracts for account of policyholders	122	-	-	122
Derivatives	-	1	34	35
Total financial liabilities at fair value	122	1	34	156

Unaudited	27

18. Commitments and contingencies

On January 13, 2015, the Dutch court approved a request filed jointly by Aegon and BPHV to remove restrictions on the capital of the harbour workers’ former pension fund Optas. On April 21, 2015 the appeal period expired, after which Aegon made the agreed payment to BPHV of EUR 80 million and the restrictions on the capital were removed. In addition Aegon will contribute up to EUR 20 million to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands.

There have been no other material changes in contingent assets and liabilities as reported in the 2014 consolidated financial statements of Aegon.

19. Acquisitions / divestments

Acquisitions

On June 4, 2015 Aegon completed a strategic asset management partnership with La Banque Postale. Under the terms of the agreement, Aegon has acquired a 25% stake in La Banque Postale Asset Management (LBPAM) for a consideration of EUR 117 million.

Divestments

On March 3, 2015, Aegon completed the sale of its 35% share in La Mondiale Participations following the granting of approval by the French Competition Authority (Autorité de la Concurrence). The agreement to sell Aegon’s stake in La Mondiale Participations to La Mondiale for EUR 350 million was announced on November 24, 2014. Proceeds from the sale were added to Aegon’s excess capital buffer, and increased the group’s Insurance Group Directive (IGD) solvency ratio by over 4 percentage points at the time of the sale.

20. Events after the balance sheet date

On July 10, 2015, Aegon announced that it has reached an agreement to sell Clark Consulting, its Bank-Owned Life Insurance (BOLI) distribution and servicing unit in the US, for an amount of USD 177.5 million (EUR 160 million). The transaction is expected to close in the third quarter of 2015, subject to regulatory approvals. The impact on net income from the sale of Clark Consulting is expected to be immaterial as tax benefits from the recognition of a tax loss largely offset the loss on sale.

On July 31, 2015, Aegon completed the sale of its Canadian life insurance business following regulatory approval. The agreement to sell Aegon’s Canadian life insurance business for an amount of CAD 600 million (EUR 417 million) was announced on October 16, 2014. The transaction results in a book loss of CAD 1,158 million (EUR 760 million), which will be recorded in the third quarter of 2015. Aegon has earmarked the proceeds of this transaction for the redemption of the USD 500 million 4.625% senior bond, due December 2015.

28	Unaudited

Management Statement

The interim report for the six months ended June 30, 2015, consists of the Condensed Consolidated Interim Financial Statements, the Q2 2015 results release and the responsibility statement by the Company’s Executive Board. The information in this interim report is unaudited.

The Executive Board is responsible for preparing the Condensed Consolidated Interim Financial Statements in accordance with Dutch law and IAS 34, Interim Financial Reporting, as adopted by the European Union.

The Executive Board declares that, to the best of its knowledge, the Condensed Consolidated Interim Financial Statements which have been prepared in accordance with lAS 34, “Interim Financial Reporting”, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial condition and profit or loss of Aegon N.V. and the undertakings included in the consolidation as a whole and that the Q2 2015 results release includes a fair review of the information required pursuant to section 5:2Sd, subsections 8 and 9 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

The Hague, August 12, 2015

A.R. Wynaendts

Chairman of the Executive Board and CEO

D.D. Button

Member of the Executive Board and CFO

Unaudited	29

Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon’s results , financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;
t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

30	Unaudited

Corporate and shareholder information

Headquarters
Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone	+ 31 (0) 70 344 32 10

aegon.com
Group Corporate Communications & Investor Relations
Media relations

Telephone	+ 31 (0) 70 344 89 56

E-mail	gcc@aegon.com

Investor relations

Telephone	+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

E-mail	ir@aegon.com

Publication dates quarterly results 2015 and 2016

November 12, 2015	Results third quarter 2015

February 19, 2016	Results fourth quarter 2015

May 12, 2016	Results first quarter 2016

August 11, 2016	Results second quarter 2016

November 10, 2016	Results third quarter 2016

Aegon’s Q2 2015 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.